Exhibit 21.1

HARMONIC INC. AND SUBSIDIARIES

Subsidiaries of the Registrant

The following table shows certain information with respect to the active subsidiaries of the Company as of December 31, 2004:

	State or Other Jurisdiction	Percent of Voting Securities
Name	of Incorporation	Owned by Harmonic
Harmonic (Asia Pacific) Ltd.	Hong Kong	100%
Harmonic Data Systems Ltd.	Israel	100%
Harmonic Europe S.A.S.	France	100%
Harmonic Germany GmbH.	Germany	100%
Harmonic International Inc.	U.S.A.	100%
Harmonic International Limited.	Bermuda	100%
Harmonic Lightwaves (Israel) Ltd.	Israel	100%
Harmonic (UK) Ltd.	United Kingdom	100%